SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
Of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-17994

Mackenzie Investment Management Inc.

(Exact name of registrant as specified in its charter)

925 South Federal Highway, Suite 600
Boca Raton, FL 33432
(561) 393-8900

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under Sections 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i) Rule 12g-4(a) (1) (ii) Rule 12g-4(a) (2) (i) Rule 12g-4(a) (2) (ii) Rule 12h-3(b) (1) (i)	☒ ☐ ☐ ☐ ☒	Rule 12h-3(b) (1) (ii) Rule 12h-3(b) (2) (i) Rule 12h-3(b) (2) (ii) Rule 15d-6	☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Mackenzie Investment Management Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 20, 2002	By: Beverly Yanowitch

Name: Beverly Yanowitch Title: Vice President and Chief Financial Officer